_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 45 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibits are filed herewith:

     Exhibit 123 Informational brochure distributed to KCPL shareholders commencing on or about October 14, 1996.

     Exhibit 124    Excerpt from employee newsletter distributed
                    October 15, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  October 15, 1996

                          EXHIBIT INDEX


Exhibit No.                     Description                      Page
___________    _______________________________________________   ____

Exhibit 123 Informational brochure distributed to KCPL shareholders commencing on or about October 14, 1996.

Exhibit 124    Excerpt from employee newsletter distributed
               October 15, 1996.

                                                Exhibit 123

                             KCPL'S
                           ANSWERS TO
                         YOUR QUESTIONS
                            ABOUT THE
                          TENDER OFFER

Many of our shareholders have had questions about Western
Resources' hostile takeover efforts.

To assist you in understanding the issues regarding your KCPL stock, we have developed this Questions and Answers pamphlet.

Please call KCPL Shareholder Relations at 1-800-245-5275. We will be happy to assist you.

Q:   CAN KCPL MERGE WITH UTILICORP UNITED?

A.   No.  The shareholder vote fell slightly short of a majority.
Of the 81% of the shares voted, 47% favored the merger. As a result, the merger agreement with UtiliCorp has been terminated.


Q:   DOES THIS MEAN KCPL WILL HAVE TO MERGE WITH WESTERN
     RESOURCES?

A. No. The shareholder vote was only to approve a merger with UtiliCorp. Western's involvement with the vote was simply to block the proposed merger with UtiliCorp. Western Resources is attempting a hostile takeover of KCPL through a separate stock tender process.


Q:   WHAT IS A STOCK TENDER PROCESS?

A. It is a process sometimes used by companies in an attempt to take over a company when the target Board of Directors has rejected an offer to merge. Western's hostile takeover attempt bypasses the Board of Directors and solicits shares directly from shareholders. Western has extended its tender offer once and the current offer is set to expire October 25, 1996. Western could extend the tender offer indefinitely, however.

Q:   WHAT ARE THE CONDITIONS OF THE TENDER FOR WESTERN TO
EXCHANGE THE SHARES?

A. There are several conditions required to conclude this hostile takeover. These include:

     NINETY PERCENT of all shares must be tendered before a SINGLE SHARE EXCHANGE can take place. This is virtually impossible to obtain.

     Western would have to receive ALL STATE AND FEDERAL REGULATORY APPROVALS, which could take 18 months or more once the agency accepts the initial filing. In this connection, the Kansas Corporation Commission (KCC) has ruled a merger filing will not be considered until an approved shareholder agreement exists. In addition, the KCC recommended the Federal Energy Regulatory Commission (FERC) defer action on Western's proposed merger filing until the KCC and the Missouri Public Service Commission (MPSC) accept the filing.

     SHAREHOLDER APPROVAL must be obtained from Western shareholders, which has yet to occur or even be scheduled.

Q:   IF I TENDER MY STOCK TO WESTERN, WHAT DOES THIS MEAN?

A. It means you turn over the physical custody of your KCPL shares to Western. However, Western cannot exchange your KCPL shares for Western shares until all conditions of its tender offer are met. WESTERN REPORTED 2% OF THE TOTAL OUTSTANDING SHARES HAD BEEN TENDERED AS OF SEPTEMBER, 1996, WHICH REPRESENTS THE RESULTS OF THREE MONTHS OF ITS TENDERING PROCESS.


Q:   IF I TENDER MY SHARE CERTIFICATE, CAN I SELL MY SHARES?

A.   No.  You need your certificate to sell your shares.


Q:   IF I HAVE ALREADY TENDERED MY SHARES, CAN I WITHDRAW MY
     SHARES?

A. Yes. You can withdraw your shares at any time prior to the expiration of the tender offer, which is currently set to expire
October 25, 1996.  Contact KCPL Investor Relations
(1-800-245-5275) or your broker for assistance.


Q.   WHAT IF LESS THAN 90% OF KCPL SHARES ARE TENDERED?

A. As Western's tender offer is currently structured, Western cannot exchange your KCPL shares for Western shares.

Q.   WHAT COULD WESTERN TRY NEXT IF ITS TENDER FAILS?

A. Western may attempt to solicit proxies for the next KCPL shareholder meeting in the spring seeking to elect board members that would favor a Western merger. If Western were successful in electing members to KCPL's board, a special shareholder meeting would have to be held and approval from two-thirds of all KCPL shares outstanding would be required before any merger could take place. Approval of Western's shareholders and all regulatory approvals also would be required.


Q.   IN THE UNLIKELY EVENT WESTERN GAINS CONTROL OF THE KCPL
BOARD AND SHAREHOLDERS APPROVE A MERGER, WHAT IS THE EARLIEST I
WOULD RECEIVE WESTERN STOCK?

A. Based on past experience, regulatory approvals could take a year or more after the shareholder vote. IT COULD BE 1998 OR
BEYOND BEFORE KCPL SHAREHOLDERS RECEIVE ANY WESTERN STOCK.

Q.   WILL I RECEIVE $31 IN CASH FROM WESTERN?

A. No. You would receive Western stock in exchange for your KCPL stock. The value you receive could be less than $31 if Western's average stock price is below $28.18 over a 20 day period preceding a merger. The day before we announced the proposed merger with UtiliCorp, January 19, 1996, Western's stock price was $34.625. Western's stock price as of October 3, 1996 was $28.750 which is a decrease of $5.875, or - 17%.


Q:   WHAT DOES KCPL ADVISE ME TO DO?

A. KCPL's Board advises you to not tender your shares. While the Board is reviewing all its options, KCPL is proceeding with the implementation of its strategic business plan to continue building revenue, income and share value.

Over the past 10 years, through ownership of KCPL stock, shareholders have received one of the highest total returns in the electric utility industry. KCPL's Board and management are confident this impressive record will continue.


Q:   WHY ARE SOME BROKERS RECOMMENDING THEIR CLIENTS TENDER KCPL
     SHARES?

A:   As you can appreciate, your broker has been bombarded with information from Western Resources, some of which we believe is misleading. Without all of the relevant facts, your broker may be led to the wrong conclusion. KCPL plans to meet with many brokers and financial advisors over the next several weeks to provide them with accurate information on KCPL's strategic plan to further enhance shareholder value. Also, Western is now offering payment to brokers to solicit your shares. While we do not believe your broker will be influenced by this fee, you need to be aware of the measures being taken to get you to tender your shares.

Kansas City Power & Light Co.                First Class
P.O. Box 418679                              U.S. Postage
Kansas City, MO 64141-9679                   Paid
                                             Kansas City, MO
                                             Permit No. 754

                                             PRE SORTED


KCPL Investor Relations
1-800-245-5275

                                                        Exhibit 124

KCC PROTESTS WESTERN RESOURCES' PROPOSED MERGER WITH KCPL;
REJECTS WESTERN'S RATE SETTLEMENT

     In separate actions the week of Sept. 30, the Kansas Corporation Commission (KCC) declared that regulatory review at this time of Western Resources' hostile offer for KCPL would be a waste of "scarce regulatory resources" and rejected Western's proposed retail rate settlement as "not reasonable."

     "The Commission's concerns echo those that KCPL has repeatedly expressed about Western's ability to deliver its purported dividend or share price to our shareholders," said Drue Jennings, KCPL's chairman of the board and president.

     In a protest filed before the Federal Energy Regulatory Commission (FERC) on Sept. 30, the KCC asked federal regulators not to take action on Western Resources' proposed merger application with KCPL until the states have acted in the case. "The absence of shareholder approval in this case makes all assertions about this merger speculative," according to the protest.

     The Kansas Commission, Western's major state regulatory agency, criticized Western's filed case with FERC. "The absence of information on what KCPL shareholders would accept makes this merger proceeding a theoretical exercise. The public is not served by using scarce regulatory resources this way," the Kansas Commission wrote.

     "Many of the assertions made by the KCC are the very ones we raised prior to our shareholder vote on the merger with UtiliCorp," Jennings said. "There are significant hurdles and conditions for Western to overcome in its unsolicited bid for us. This protest by the KCC is evidence of one of several major challenges Western faces. The message to KCPL shareholders is clear: There is no need or urgency to tender into Western's offer."

     In a separate action, the KCC rejected Western's rate settlement with the Commission staff and other intervenors, calling the proposed rate reduction of $65 million unreasonable. However, the Commission authorized Western to resubmit by Oct. 8, 1996, a revised settlement agreement for the Commission's consideration with a range of potential rate reductions from $71.5 million to $97 million that the Commission said "this record [of the case], taken as a whole, could support."